File No. 812-13666

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 61(a)(3)(B)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF THE

COMMISSION APPROVING A STOCK OPTION PLAN FOR NON-EMPLOYEE

DIRECTORS AND THE GRANT OF CERTAIN STOCK OPTIONS THEREUNDER

Submitted by

MEDALLION FINANCIAL CORP.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

Communications Regarding this Application Should be Addressed to:

Jeffrey Yin

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

With copies to:

Andrew M. Murstein

President

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, DC 20006

(202) 303-1275

June 28, 2010

Total pages 46

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of: MEDALLION FINANCIAL CORP. 437 Madison Avenue 38th Floor New York, New York 10022 File No. 812-13666 Investment Company Act of 1940	AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF THE COMMISSION APPROVING A STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS AND THE GRANT OF CERTAIN STOCK OPTIONS THEREUNDER

The undersigned applicant, Medallion Financial Corp. (the “Company”), a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”)1 hereby files this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 61(a)(3)(B) of the 1940 Act approving the Company’s First Amended and Restated 2006 Non-Employee Director Stock Option Plan (the “Amended Director Plan”) which provides, among other things, for the automatic grant of options up to an

[1]

Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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aggregate of 9,000 shares which cumulatively vest on each anniversary of the grant for three consecutive years at an exercise price equal to the Fair Market Value (as defined below) on the date of issuance, to current and future directors that are not employees or officers of the Company (collectively, the “Eligible Directors”) to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).

The Amended Director Plan amends and restates the 2006 Non-Employee Director Stock Option Plan (the “2006 Director Plan”). Like the Amended Director Plan, the 2006 Director Plan provides, among other things, for the automatic grant of options for up to an aggregate of 9,000 shares, which cumulatively vest on each anniversary of the grant for three consecutive years at an exercise price equal to the Fair Market Value (as defined below) on the date of issuance, to the Eligible Directors to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”). The Amended Director Plan amends the Company’s 2006 Director Plan by increasing the maximum number of shares of the Common Stock available for issuance under the Amended Director Plan from 100,000 to 200,000 shares. A copy of the Amended Director Plan is attached hereto as Exhibit B. On April 16, 2009, the Company’s Board of Directors (the “Board” or the “Board of Directors”) approved the Amended Director Plan. The Company’s stockholders approved the Amended Director Plan at the annual meeting of stockholders held on June 5, 2009. The Amended Director Plan will become effective on the date that the Commission issues an order on this application (the “Approval Date”).

The Company seeks this order of the Commission consistent with previous orders granted under Section 61(a)(3)(B) of the 1940 Act approving certain plans and stock options granted to

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non-employee directors of business development companies.2 The requested order is substantially the same as those orders granted to the Company by the Commission with respect to the Amended and Restated 1996 Non-Employee Director Stock Option Plan (the “1996 Director Plan”)3 and the 2006 Director Plan.4

[2]

See American Capital, Ltd., Investment Company Act Release Nos. 28895 (Sept. 3, 2009) (notice) and 28935 (Sept. 30, 2009) (order); Kohlberg Capital Corporation, Investment Company Act Release Nos. 28228 (Mar. 28, 2008) (notice) and 28239 (Apr. 23, 2008) (order); American Capital Strategies, Ltd., Investment Company Act Release Nos. 28001 (Sept. 27, 2007) (notice) and 28020 (Oct. 24, 2007) (order); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27968 (Sept. 12, 2007) (notice) and 28011 (Oct. 10, 2007) (order); Gladstone Capital Corporation, Investment Company Act Release Nos. 25881 (Jan. 3, 2003) (notice) and 25917 (Jan. 29, 2003) (order) (the “Gladstone Order”); UTEK Corporation, Investment Company Act Release Nos. 25468 (Mar. 20, 2002) (notice) and 25529 (Apr. 16, 2002) (order) (the “UTEK Order”); Franklin Capital Corporation, Investment Company Act Release Nos. 24254 (Jan. 18, 2000) (notice) and 24287 (Feb. 14, 2000) (order) (the “Franklin Order”); Allied Capital Corporation, Investment Company Act Release Nos. 23946 (Aug. 12, 1999) (notice) and 24000 (Sept. 8, 1999) (order).

[3]

See Medallion Financial Corp., Investment Company Act Release Nos. 22350 (Nov. 25, 1996) (notice) and 22417 (Dec. 23, 1996) (order), as amended by Medallion Financial Corp., Investment Company Act Release Nos. 24342 (Mar. 17, 2000) (notice) and 24390 (Apr. 12, 2000) (order).

[4]	See Medallion Financial Corp., Investment Company Act Release Nos. 27917 (July 30, 2007) (notice) and 27955 (Aug. 28, 2007) (order).

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A. THE COMPANY

The Company is a specialty finance company that has a leading position in originating, acquiring, and servicing loans that finance taxicab medallions and various types of commercial businesses.

The Company is a closed-end, non-diversified management investment company and has elected to be treated as a business development company under Section 2(a)(48) of the 1940 Act. The Company has also elected to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The investment objectives of the Company are to provide a high level of distributable income, consistent with preservation of capital, as well as long-term growth of net asset value and its stock price. The Company is managed by its executive officers under the supervision of its Board of Directors. The Company does not have an external investment adviser within the meaning of Section 2(a)(20) of the 1940 Act. The Company’s investment decisions are made by its executive officers under authority delegated by its Board of Directors. The Common Stock is admitted to quotation on the Nasdaq Global Select Market under the symbol “TAXI.” As of May 5, 2009, there were 17,565,771 shares of Company’s Common Stock outstanding.

The Company was incorporated in Delaware in 1995 and commenced operations on May 29, 1996 in connection with the closing of its initial public offering (the “Offering”) and simultaneous acquisition (the “Acquisitions”) of three established finance companies. The Acquisitions and the Offering and the resulting two-tier structure were effected pursuant to an order of the Commission (File No. 812-9744) and the approval of the U.S. Small Business Administration (the “SBA”). A chart that illustrates the current organization of the Company is attached hereto as Exhibit A. The Company currently operates its business through the

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following three key wholly owned consolidated subsidiaries and one wholly owned unconsolidated portfolio company:5

1. Medallion Funding Corp. Prior to its acquisition by the Company, Medallion Funding Corp. (“MFC”) was a wholly owned subsidiary of Tri-Magna Corporation (“Tri-Magna”) which was incorporated in New York in 1979. Tri-Magna was a closed-end, management investment company registered under the 1940 Act. Management of the Company had operated Tri-Magna and its subsidiaries since they were organized. Upon consummation of the Acquisitions on May 29, 1996, Tri-Magna was merged into the Company and MFC became a wholly owned subsidiary of the Company. MFC is a closed-end, management investment company registered under the 1940 Act and is a Small Business Investment Company (“SBIC”) licensed by the SBA. Operating primarily in New York City, MFC is a well-established medallion lender and has diversified its operations by developing a division that originates commercial loans financing small businesses outside of the taxicab industry.

2. Medallion Capital, Inc. On June 16, 1998, the Company completed the acquisition of Capital Dimensions, Inc. (“CDI”) a Specialized Small Business Investment Company (“SSBIC”) lender, headquartered in Minneapolis, Minnesota. CDI was subsequently renamed Medallion Capital, Inc. (“Medallion Capital”). The charter was subsequently amended to convert Medallion Capital from a SSBIC to a SBIC. Medallion Capital focuses on mezzanine and sub-debt lending.

[5]

The Company also conducts business through its asset-based lending division, Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables, which prior to December 31, 2007, was a wholly owned investment company subsidiary. On December 31, 2007, Medallion Business Credit was merged into the Company and ceased to exist as a separate legal entity.

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3. Freshstart Venture Capital Corp. On October 2, 2000, the Company acquired Freshstart Venture Capital Corp., a New York corporation (“Freshstart”). Freshstart was incorporated on March 4, 1982 and is an SBIC which originates and services taxicab medallion and commercial loans.

4. Medallion Bank. On May 16, 2002, the Company formed Medallion Bank, a Utah industrial bank regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Utah Department of Financial Institutions. Medallion Bank commenced operations on October 21, 2003 after receiving approval from the FDIC for federal deposit insurance on October 2, 2003 and approval of its banking charter from the Utah Department of Financial Institutions on October 9, 2003. Medallion Bank originates taxicab medallion, commercial and recreational vehicle, boat, motorcycle and horse trailer consumer loans, raises deposits and conducts other banking activities.

The Company has formed various other directly and indirectly wholly owned subsidiaries to facilitate the operations of its main operating entities described above, including subsidiaries that were formed to hold assets incident to the Company’s ordinary course of business.

At December 31, 2008, approximately $525,372,000, or 57% of the Company’s managed net investment portfolio was comprised of managed medallion loans and approximately $176,223,000, or 19%, was comprised of other managed commercial loans. Consumer loans originated by Medallion Bank in the amount of $186,305,000 comprised 20% of the Company’s managed net investment portfolio.

B. THE COMPANY’S MANAGEMENT AND BOARD OF DIRECTORS

The Company has a nine-member Board of Directors, seven of whom are Eligible Directors, and a management staff consisting of seven officers (two of whom are also directors).

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Each board of directors of MFC, Medallion Capital and Freshstart (the “Key Subsidiaries”) is comprised of a majority of non-interested, non-employee directors. These directors are the same individuals which comprise the Company’s Board of Directors.6 The board of directors of Medallion Bank is also comprised of a majority of non-interested, non-employee directors, but these directors differ from the Company’s directors and cannot participate in the 2006 Director Plan or in the Amended Director Plan. The Company’s directors each have direct responsibilities relating to the Company’s businesses with active operations and, unless the context indicates otherwise, references herein to the Company shall include the Key Subsidiaries and references herein to the Company’s Board of Directors shall include each Key Subsidiary’s board of directors, except that the term “Eligible Director” shall include only a non-employee director of a Key Subsidiary who is also concurrently a non-employee director of the Company. Six of the seven Eligible Directors on the Company’s Board of Directors are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Company. The interested directors are Alvin Murstein, Andrew M. Murstein and Mario M. Cuomo.7 As discussed in further detail in this application, the Company’s directors have extensive and varied financial, regulatory, political and legal experience which enhance the Company’s ability to accomplish its investment objectives and increase stockholder value through development of its finance and advertising businesses.

[6]

The Key Subsidiaries each have a nine-member Board of Directors, seven of whom are Eligible Directors. The members of the Key Subsidiaries’ Boards of Directors are Alvin Murstein, Andrew M. Murstein, Henry L. Aaron, Mario M. Cuomo, Henry D. Jackson, Stanley Kreitman, Frederick A. Menowitz, David L. Rudnick and Lowell P. Weicker, Jr.

[7]

Although Mario M. Cuomo is an interested director, he is still eligible to participate in the Amended Director Plan (and thus is an Eligible Director) because he is a non-employee director. Mr. Cuomo is an interested person because he is of counsel at the Company’s outside legal counsel, Willkie Farr & Gallagher LLP.

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The Company’s directors are actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. Regular meetings of the Company’s Board of Directors are held four times each year. Special meetings of the Board are held when needed. The regular and special meetings have been lengthy and comprehensive. The Company’s Board and each Key Subsidiary’s board meet sequentially.

At the regularly scheduled Board meetings the directors discuss the Company’s financial and operating performance during the preceding quarter, current performance through the date of the meeting and projections. In addition, the directors declare the quarterly dividend and discuss any other matters brought before the meeting. As part of the Board’s analysis of financial and operating performance, the Board values the Company’s assets. A substantial portion of the Company’s assets consists of loans held directly by the Company and in the portfolios of the Key Subsidiaries. The Company’s Board values its assets, including its investment in its subsidiaries, and the Key Subsidiaries’ boards value their respective assets.

The Key Subsidiaries’ respective boards of directors adhere to a valuation policy approved by the SBA. In calculating the value of each Key Subsidiary’s total assets, loans are valued at fair value as determined in good faith by that subsidiary’s board of directors. In making such determinations, the relevant board of directors values loans and nonconvertible debt securities for which there exists no public trading market at cost plus amortized original issue discount, if any, unless adverse factors lead to a determination of a lesser value, at which time net unrealized depreciation of investments would be recognized. Since the values of many of the Company’s loans are largely based upon intangibles, a determination of fair value must consider not only the numerous traditional measures of value, but also the relative importance of various factors in the particular circumstances.

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In addition to the matters described above which are discussed at each regularly scheduled meeting of the Board, there are also reports and discussions regarding certain or all of the following: (i) the annual budget and operating plans and any revisions thereto; (ii) credit and loan policies; (iii) origination, credit quality and yield, refinancing and prepayment rates of the medallion loan, commercial loan, and consumer loan portfolios; (iv) marketing; (v) leverage and asset and liability management; (vi) interest rate projections and risk; (vii) funding and liquidity and capital resources; (viii) development of new financial products; (ix) geographic and product diversification of the finance and advertising businesses; (x) participations; (xi) acquisitions; and (xii) legal, accounting and taxation regulatory and compliance matters.

As indicated above, the Company relies on its Eligible Directors for, among other things, guidance and advice on financial and operational issues, credit and loan policies, asset valuation and strategic direction. In addition to their work at regular and special Board meetings, the Eligible Directors also devote time to serving on the committees of the Board of Directors, namely the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Executive Committee. The Audit Committee, Compensation Committee, and Nominating and Governance Committee are comprised of only Eligible Directors. Messrs. Jackson, Kreitman and Weicker comprise the Audit Committee. Messrs. Jackson, Kreitman and Menowitz comprise the Compensation Committee. Messrs. Kreitman, Rudnick and Weicker comprise the Nominating and Governance Committee. Messrs. Kreitman and Rudnick serve on the Executive Committee with Messrs. Alvin Murstein and Andrew M. Murstein.

The core functions of the Audit Committee are (i) making recommendations as to the engagement or termination of the Company’s outside auditors; (ii) reviewing the overall audit plan to determine whether the plan is appropriate and to recommend improvements; (iii) reviewing the external audit; (iv) reviewing the internal audit; (v) reviewing the internal accounting controls; and (vi) reviewing the Company’s loan approval procedures and the Company’s asset valuation procedures.

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The Compensation Committee makes recommendations concerning compensation of the directors and executive officers of the Company including (i) all incentive or stock option plans or arrangements established by the Company for officers and employees, including the grant of stock options to employees, (ii) adoption and amendment of all employee stock option and other employee benefit plans and arrangements and (iii) the engagement of, terms of any employment agreements and arrangements with, and termination of all officers of the Company. The Compensation Committee has not, and will not, make recommendations with respect to the grant of stock options under the Amended Director Plan.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board of Directors and recommends individuals to the Board of Directors for nomination as members of the Board of Directors and its committees. The Nominating and Governance Committee is also charged with overseeing the evaluation of the Board of Directors and reviewing the Company’s board governance principles and advising the board on such board governance.

The Executive Committee meets on an ad hoc basis to provide strategic and managerial advice to management.

A committee consisting of directors of the Company who are not eligible to participate in the 2006 Director Plan or the Amended Director Plan (the “Director Plan Committee”) administers the 2006 Director Plan and will administer the Amended Director Plan once approved by the Commission. The members of the Director Plan Committee are Alvin Murstein

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and Andrew M. Murstein. Any questions of interpretation with respect to the Amended Director Plan and options granted under it will be determined by the Director Plan Committee. The Director Plan Committee has certain responsibilities under the Amended Director Plan, including: (i) determining in good faith an option’s exercise price if the Company’s Common Stock is not quoted on the date of an option grant, which shall be no less than the current net asset value per share of the Common Stock on the date of issuance of the option, (ii) determining a form of written notice of exercise, (iii) allowing payment by delivery of an exercise notice and irrevocable instructions to a registered securities broker to sell shares of Common Stock and promptly deliver cash to the Company, (iv) making decisions regarding restrictions on the transfer of options, (v) prescribing rules relating to the satisfaction of applicable federal, state and local tax withholding requirements, (vi) determining whether restrictive legends are needed on certificates for shares acquired pursuant to an option, and (vii) determining when to issue certificates based on whether all rules and regulations, under federal, state or local law, deemed applicable by the Director Plan Committee, have been satisfied.

Finally, the Company’s Eligible Directors are involved from time to time in the ongoing operations of the Company. Management also communicates with Eligible Directors on an individual basis to solicit their advice with respect to financial and operating performance and prospective loans, transactions, acquisitions and operational matters. The Company’s Eligible Directors are identified in the following section of this memorandum.

C. THE ELIGIBLE DIRECTORS

1. Henry L. Aaron

Mr. Aaron has served as a director of the Company since November 2004. Mr. Aaron served as a director of Turner Broadcasting System, Inc. from 1980 until its acquisition by Time

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Warner, Inc. in 1996. Mr. Aaron is currently Senior Vice President of Atlanta National League Baseball Club, Inc. Mr. Aaron sits on the board of directors of Sports Properties Acquisition Corp., Retail Ventures, Atlanta Technical Institute, the Atlanta Falcons, and the Atlanta Braves. He is a member of the Board of Governors for Boys and Girls Clubs of America. Mr. Aaron is a recipient of the Presidential Medal of Freedom, the nation’s highest civilian award, awarded by President George W. Bush.

2. Mario M. Cuomo

Mr. Cuomo has served as a director of the Company since February 1996. Mr. Cuomo served as Governor of the State of New York from January 1983 through 1994. Mr. Cuomo has been of counsel in the law firm of Willkie Farr & Gallagher LLP since July 2002 and was a partner in Willkie Farr & Gallagher LLP from February 1995 through June 2002. Willkie Farr & Gallagher LLP serves as outside counsel to the Company since approximately January 2000 in connection with various legal matters. Mr. Cuomo serves as a member of the board of directors of Sports Properties Acquisition Corp. Mr. Cuomo is also Chairman of the Board of Daylight Forensic & Advisory LLC. Mr. Cuomo received a B.A., summa cum laude, from St. John’s University and a J.D., magna cum laude, from St. John’s University School of Law.

3. Henry D. Jackson

Mr. Jackson has served as a director of the Company since November 2002. Mr. Jackson is Managing Partner and Chief Executive of Merchant Equity Partners LLP, a private investment fund headquartered in London, England and focuses on special situations in the European retail industry. Prior to establishing Merchant Equity, he spent 20 years as an investment banker to the retail sector in Europe and the United States and was a Managing Director of Deutsche Bank and Credit Suisse First Boston. Mr. Jackson received a B.Sc., with honors, from the Wharton

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School, a B.A., with honors, from the University of Pennsylvania, and was elected to Phi Beta Kappa.

4. Stanley Kreitman

Mr. Kreitman has served as a director of the Company since February 1996. Since 1993, Mr. Kreitman has served as Chairman of Manhattan Associates, an investment banking company. In addition, since 2001, Mr. Kreitman has served as Senior Advisor of the Advisory Board to Signature Bank. Mr. Kreitman served as a director of Tri-Magna from 1991 until May 1996. Mr. Kreitman served as President of the United States Banknote Corporation, a securities printing company, from 1976 until his retirement in 1996. Mr. Kreitman serves as a member of the board of directors of CCA Industries, Inc., Geneva Financial Corp., KSW Corp. Capital Lease Funding and Sports Properties Acquisition Corp., all publicly-traded companies. Mr. Kreitman is also a director nominee of National Security Solutions Inc. He also serves as Chairman of the New York Board of Corrections and as a member of the board of directors of Century Bank (Sarasota, Florida). Mr. Kreitman received a B.S. from New York University.

5. Frederick A. Menowitz

Mr. Menowitz has served as a director of the Company since May 2003. Mr. Menowitz is currently an independent real estate investor. Mr. Menowitz received a B.A. from the University of Virginia and a J.D. from the University of Virginia School of Law. Mr. Menowitz is a director nominee of National Security Solutions Inc. He is a member of the American Bar Association, the New York State Bar Association, the Queens Chamber of Commerce, and the Elmhurst, New York Chamber of Commerce.

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6. David L. Rudnick

Mr. Rudnick has served as a director of the Company since February 1996. Mr. Rudnick serves as President of Rudco Properties, Inc., a real estate management concern and CEO of the Century Associates Group, a national commercial real estate concern which he founded in 1969. Mr. Rudnick served as President of Rudco Industries, Inc., an international manufacturer of machine readable documents, from 1963 to 1986. Mr. Rudnick is a director nominee of National Security Solutions Inc. Mr. Rudnick previously served as President of the Financial Stationers Association and a director of West Side Federal Savings & Loan Association. Mr. Rudnick received an A.B. with honors in economics from Harvard University and an M.B.A. from Columbia University Graduate School of Business. Mr. Rudnick is Andrew M. Murstein’s father-in-law.

7. Lowell P. Weicker, Jr.

Mr. Weicker has served as a director of the Company since February 2003. Mr. Weicker served as Governor of the State of Connecticut from 1991 to 1995. He served as a United States Senator representing the State of Connecticut from 1970 to 1988. Mr. Weicker also serves as a director of World Wrestling Entertainment, Inc. and is a director nominee of National Security Solutions Inc. He received a B.A. from Yale University and a L.L.B. from the University of Virginia School of Law.

D. THE COMPANY’S EXECUTIVE COMPENSATION PROGRAM

The knowledge, experience and guidance of the Company’s management and Board of Directors are critical to the Company’s success. Officers and employees of the Company receive cash compensation and benefits in the form of options, medical and life insurance benefits and paid vacation. Officers and employees, including employee directors, are currently eligible to

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receive stock options under the 2006 Employee Stock Option Plan (the “2006 Employee Plan”, as discussed below). The 2006 Employee Plan replaced the Amended and Restated 1996 Stock Option Plan (the “1996 Employee Plan”) which expired on May 21, 2006.

The 2006 Employee Plan was approved by the Company’s Board of Directors on February 15, 2006 and by the Company’s stockholders at the annual meeting of stockholders held on June 16, 2006. Like the 1996 Employee Plan, it was adopted to attract and retain key employees and to enable them to participate in the Company’s long-term growth. The aggregate number of shares of the Company’s common stock that is available for issuance under the 2006 Employee Plan is 800,000 shares of Common Stock. If awards under the 2006 Employee Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the 2006 Employee Plan. Options granted under the 2006 Employee Plan may be exercised for a period of no more than ten years from the date of grant. Employees of the Company and its subsidiaries and affiliates are eligible to participate in the 2006 Employee Plan. Eligible Directors are not eligible to receive stock options under the 2006 Employee Plan. The maximum number of shares that may be covered by options granted under the 2006 Employee Plan for a single participant is 125,000. Unless sooner terminated by the Board of Directors, the 2006 Employee Plan will terminate on February 15, 2016, and no additional awards may be made under the 2006 Employee Plan after that date. The Board of Directors may not materially increase the number of shares authorized under the 2006 Employee Plan or materially increase the benefits accruing to participants under the 2006 Employee Plan without the approval of the stockholders of the Company.

Concurrently with the initial filing of this application, the Company filed an application requesting an order permitting it to issue restricted stock to its employees. On April 16, 2009,

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the Board approved the 2009 Employee Restricted Stock Plan (the “Restricted Stock Plan”), providing for the periodic grants of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the “Restricted Stock”), for its employees and employees of its wholly owned consolidated subsidiaries. On April 26, 2010, the Commission issued an order approving the Restricted Stock Plan, as amended,8 and such plan was subsequently approved by the Company’s stockholders at the annual meeting of stockholders held on June 11, 2010. As of the date of filing this application, no Restricted Stock grants have been made pursuant to the Restricted Stock Plan.

Eligible Directors receive $35,000 for each year they serve, payable in quarterly installments, and receive $3,500 for each Board of Directors meeting per quarter attended, $3,500 for attendance at any additional Board of Directors meetings that quarter, $1,000 for each telephonic Board of Directors meeting, $1,500 for each Compensation Committee and Nominating and Governance Committee meeting attended, $3,000 for each Audit Committee meeting attended and $3,500 for each Executive Committee attended. The Chairperson of the Audit Committee receives an additional $2,000 for each Audit Committee attended. The Chairpersons of the Compensation Committee and Nominating and Governance Committee receive an additional $1,500 for each Compensation Committee and Nominating and Governance Committee meeting attended by such Chairperson. All related expense incurred by Eligible Directors will be reimbursed.

[8]	Medallion Financial Corp., Investment Company Act Release Nos. 29201 (Apr. 1, 2010) and 29258 (Apr. 26, 2010).

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The Eligible Directors are also compensated with stock options issued under the 2006 Director Plan. The 2006 Director Plan replaced the Amended and Restated 1996 Non-Employee Director Stock Option Plan which expired on May 21, 2006. The 2006 Director Plan was approved by the Board of Directors on February 15, 2006 and by the Company’s stockholders at the annual meeting of stockholders held on June 16, 2006. The directors receive no other compensation for their services to the Company. The Company has concluded, however, that the Company must increase the maximum number of shares of Common Stock available for issuance to Eligible Directors from 100,000 to 200,000 in order to continue to provide its Eligible Directors with additional incentives in the form of an executive compensation program contemplated by Section 61(a) of the 1940 Act for the purpose of attracting and retaining highly qualified and motivated Eligible Directors to assist in its development. Specifically, the Company proposes to implement the Amended Director Plan to replace the 2006 Director Plan and to complement the 2006 Employee Plan.

The Company does not have a profit-sharing plan as described in Section 57(n) of the 1940 Act and pays no compensation described in paragraph (a)(1) of Section 205 of the Advisers Act.

E. APPLICABLE STATUTORY PROVISIONS

Section 61(a)(3)(B) of the 1940 Act provides, in pertinent part, that a business development company may issue to its non-employee directors options to purchase its voting securities pursuant to an executive compensation plan, if certain conditions are met. These conditions are:

1.	that the options expire by their terms within ten years (Sections 61(a)(3)(A)(i) and 61(a)(3)(B)(i)(II));

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2.	that the exercise price of the options is not less than the current market value of the underlying securities at the date of the issuance of the options, or if no such market value exists, the then current net asset value of the underlying securities (Sections 61(a)(3)(A)(iii) and 61(a)(3)(B)(i)(II));

3.	that the proposal to issue such options is authorized by the company’s stockholders, and is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of the company or its stockholders (Section 61(a)(3)(B)(i)(II));

4.	that the options are not transferable except for disposition by gift, will or intestacy (Section 61(a)(3)(B)(ii));

5.	that no investment adviser of the company receives any compensation described in Section 205(a)(1) of the Advisers Act (“performance based compensation”), except to the extent permitted by clause (A) and (B) of that section (Section 61(a)(3)(B)(iii)); and

6.	that the company does not have a profit-sharing plan described in Section 57(n) of the 1940 Act (Section 61(a)(3)(B)(iv)).

In addition, Section 61(a)(3) of the 1940 Act provides that the amount of the Company’s voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 25% of the Company’s outstanding voting securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options and rights issued to the Company’s directors, officers and employees pursuant to any executive compensation plan, meeting the requirements of Section 61(a)(3)(B), would exceed 15% of the Company’s outstanding voting securities, then the total

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amount of voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed 20% of the outstanding voting securities of the Company.

Section 63(3) of the 1940 Act permits a business development company to sell its common stock at a price below current net asset value upon the exercise of any option issued in accordance with Section  61(a)(3) of the 1940 Act.

F. THE COMPANY’S STOCK OPTION PLANS

Currently, the Company provides its Eligible Directors with options to acquire equity securities of the Company through the 2006 Director Plan and will continue to do so through the Amended Director Plan, once approved by the Commission. The 2006 Employee Plan provides officers and employees (including employee directors) of the Company with the opportunity to acquire equity securities of the Company. Together, these two stock option plans are an essential element of the Company’s overall executive compensation program and are expected to enhance significantly the Company’s ability to recruit experienced and capable individuals. They also provide directors, officers and key employees with important incentives to remain with the Company and to maintain their outstanding level of effort on the Company’s behalf. Finally, the two stock option plans provide the Company’s directors, officers and key employees with a direct stake in the Company’s success to help to ensure a closer identification of their personal interests with those of the Company and its other stockholders.

The 2006 Director Plan and the 2006 Employee Plan were approved by the Board of Directors, including Eligible Directors, on February 15, 2006. The Company’s stockholders approved the adoption of the 2006 Director Plan and the 2006 Employee Plan at the annual meeting of stockholders on June 16, 2006. The Amended Director Plan was approved by the

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Board of Directors on April 16, 2009 and was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 5, 2009. The Amended Director Plan will become effective and replace the 2006 Director Plan on the Approval Date.

Under the Amended Director Plan and the 2006 Employee Plan, an aggregate of 1,000,000 shares of the Company’s Common Stock have been reserved for issuance to the Company’s directors, officers and employees (800,000 shares are reserved for issuance under the 2006 Employee Plan and 200,000 shares are reserved for issuance under the Amended Director Plan). The remaining 256,732 shares of the Company’s Common Stock subject to issuance to officers and employees under the 2006 Employee Plan represents 1.46% of the 17,565,771 shares of the Company’s Common Stock outstanding as of May 5, 2009. Eligible Directors are eligible or have been eligible to participate in the Company’s 2006 Director Plan under which 37,000 shares of the Company’s Common Stock remain for issuance, representing 0.002% of shares of the Company’s Common Stock outstanding on May 5, 2009. The Company has no warrants, options or rights to purchase its outstanding voting securities other than those granted or to be granted to its directors, officers and employees pursuant to the Amended Director Plan, the 2006 Director Plan and the 2006 Employee Plan. The shares reserved for issuance under the Amended Director Plan and the 2006 Employee Plan represent 1.14% and 4.55% respectively, of the 17,565,771 shares of the Company’s Common Stock outstanding as of May 5, 2009. Eligible Directors are not eligible to receive stock options under the 2006 Employee Plan and are only eligible to receive stock options under the 2006 Director Plan currently and later the Amended Director Plan upon approval by the Commission. Under the Amended Director Plan, a maximum of 200,000 shares of the Company’s Common Stock, in the aggregate, may be issued

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to Eligible Directors. The Amended Director Plan does not contain any limit on the number of shares of Common Stock that may be issued to any one Eligible Director.

G. THE PLAN FOR WHICH COMMISSION APPROVAL IS SOUGHT

1.	DESCRIPTION

The Amended Director Plan provides for automatic grants of stock options to Eligible Directors. At each annual meeting of the stockholders of the Company after the Approval Date each Eligible Director elected or re-elected at such meeting to a three-year term will automatically be granted an option to purchase 9,000 shares of Common Stock at the then current “Fair Market Value.”9 Upon the election, reelection or appointment of an Eligible Director other than at an annual meeting of stockholders (whether by the Board or the stockholders and whether to fill a vacancy or otherwise), each such Eligible Director will automatically be granted an option to purchase that number of shares that is determined by multiplying 9,000 by a fraction, the numerator of which is equal to the number of whole months remaining in the new director’s term and the denominator of which is 36. For example, if an Eligible Director is elected to an 18-month term of office and an Eligible Director elected to a full three-year term of office would have received an option to purchase 9,000 shares of Common Stock, then the Eligible Director elected to the 18-month term would receive an option to purchase 4,500 shares.

Options granted automatically under the Amended Director Plan vest and become exercisable as to one-third of the number of shares covered by such option on each of the first

[9]

“Fair Market Value” is, according to the Amended Director Plan, the closing price of the Common Stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the NASDAQ Global Select Market, the successor to the NASDAQ National Market, on the date of grant, or if no such market value exists, the fair market value of a share as determined by the Director Plan Committee pursuant to a reasonable method adopted in good faith for such purpose.

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three anniversaries of the date of the grant. The exercise price of an option will be: (i) not less than 100% of the Fair Market Value of the Company’s Common Stock at the date of grant; or (ii) if the stock is not quoted on the date of grant, equal to the current net asset value per share of the Common Stock on the date of the issuance of the option as determined in good faith by the members of the Director Plan Committee.

Under the Amended Director Plan, the Director Plan Committee may, subject to and consistent with the express provisions of the Amended Director Plan: (i) prescribe option agreements, to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission or the Commission’s staff; (ii) construe and interpret the Amended Director Plan and award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein; (iii) decrease the number of shares subject to the automatic formula option grant or cancel such automatic formula option grant for any one or more years as appropriate to prevent such grant from adversely affecting the interests of the Company’s stockholders, or in the event the automatic formula option grant would exceed the remaining maximum number of shares that may be issued under the Amended Director Plan; (iv) determine the terms and conditions of the options, to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission or the Commission’s staff; and (v) make all other decisions and determinations as the Director Plan Committee may deem necessary or advisable for the administration of the Amended Director Plan.

Any Eligible Director holding exercisable options under the Amended Director Plan who ceases to be an Eligible Director for any reason, other than permanent disability or death or removal for cause, may exercise the rights the director had under the options on the date the director ceased to be an Eligible Director for a period of up to three months following that date.

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No additional options held by the director will become exercisable after the three month period. In the event of removal of an Eligible Director for cause, all outstanding options held by such director shall terminate as of the date of the director’s removal. Upon the death or permanent disability of an Eligible Director, those entitled to do so under the Eligible Director’s will or the law of descent and distribution or a legal representative (in the event of permanent disability) will have the right, at any time within twelve months after the date of death or permanent disability, to exercise in whole or in part any rights which were available to the Eligible Director at the time of his or her death or becoming permanently disabled.

The option exercise price must be paid in cash; provided, however, that the Director Plan Committee, in its sole discretion, may provide in an option agreement that part or all of such payment may be made by an Eligible Director by delivery on a form prescribed by the Director Plan Committee of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the Director Plan Committee to sell shares of Common Stock and promptly deliver cash to the Company.

Section 11.2 of the Amended Director Plan also states that, at the discretion of the Director Plan Committee, Company options may be granted in substitution for options to purchase shares of capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its affiliates. The Company recognizes that with regard to any such substitution, Section 23(c) of the 1940 Act, by limiting the ability of a closed-end investment company to repurchase its securities other than in the public markets, and Section 57(a)(1) of the 1940 Act, generally prohibiting a director of a business development company from selling assets to the business development company, prohibit the Company from accepting Common Stock or the surrender of

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options as a means for paying the exercise price of options without exemptive relief. The Company also recognizes that Section 23(c) of the 1940 Act limits the Company from accepting Common Stock or the surrender of options as a means for paying any tax withholding in connection with options granted under the Amended Director Plan and that the Company may not engage in such transactions without exemptive relief.

The Amended Director Plan also provides that upon the occurrence of certain changes in the Common Stock, such as a stock dividend, stock split or recapitalization, the option exercise price of outstanding options may be adjusted by the Director Plan Committee. As provided in Section 9 of the Amended Director Plan, however, the option exercise price will not be adjusted in the event of recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, unless the Company receives exemptive or other relief from the Commission or the Commission’s staff permitting such adjustment.

Section 10 of the Amended Director Plan, in part, provides the Board may amend the Amended Director Plan. The Board will not make any material amendment to the Amended Director Plan unless the Company receives an order from the Commission approving the terms of such amendment. Sections 10 and 11 of the Amended Director Plan, in part, provide that the Board and the Director Plan Committee, respectively, may amend the terms of outstanding options to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the Commission or the Commission’s staff.

The Amended Director Plan will expire on February 15, 2016. Each option granted under the Amended Director Plan will expire ten years from the date of grant. Options will not be transferable except for disposition by will or the laws of descent and distribution. The Board

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of Directors will continue to have limited authority to amend the Amended Director Plan as set forth therein. Amendments required to be approved by the stockholders under the laws of Delaware, the Commission under the 1940 Act (including Section 61), the rules of The Nasdaq Stock Market or in order to comply with the exemptions set forth in Rule 16b-3 under the Securities and Exchange Act of 1934, will not be effective until so approved. The automatic grants of options will be administered in accordance with the terms of the Amended Director Plan. The Amended Director Plan provides for automatic issuance of options upon the election, reelection or appointment of an Eligible Director. All questions of interpretation with respect to the Amended Director Plan and options will be determined by the Director Plan Committee.

All option grants to Eligible Directors will be subject to the limitation set forth in the Amended Director Plan providing that the aggregate number of shares which may be optioned under the Amended Director Plan is 200,000 and the percent limitations on outstanding rights, options and warrants established by Section 61(a)(3)(B). Accordingly, the number of shares issuable under options granted under the Amended Director Plan will equal a very small percentage of the Company’s outstanding Common Stock. As of December 31, 2008, options exercisable for 63,000 shares of the Company’s Common Stock have been granted under the 2006 Director Plan.

The exact magnitude of the dilutive effect of the options on the net asset value of Common Stock of the Company is impossible to predict, since the amount of dilution will depend upon the exercise price of the options (i.e., the Fair Market Value of Common Stock on the date of grant), the net asset value of shares and the number of shares outstanding on the date the options are exercised. Nevertheless, given the small number of shares of Common Stock issuable upon the exercise of options which may be granted under the Amended Director Plan,

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the exercise of stock options pursuant to the Amended Director Plan should not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of the Common Stock of the Company.

On April 16, 2009, the Board of Directors of the Company approved the Amended Director Plan subject to stockholder and Commission approval. The Board simultaneously approved the submission of the Amended Director Plan to the stockholders as well as the filing of this application for Commission approval of the Amended Director Plan. As with the 2006 Director Plan, the automatic grant of stock options would continue to apply to any new Eligible Director who may, in the future, join the Company’s Board. In addition, all Eligible Directors would also receive an automatic grant upon reelection.

The Company requests Commission approval of the Amended Director Plan, which plan is substantially identical to the 2006 Director Plan previously approved by the Commission. The only material difference between the 2006 Director Plan and the Amended Director Plan is an increase in the maximum number of shares available for option grants under the Amended Director Plan from 100,000 to 200,000.

2.	DISCUSSION

As with the 2006 Director Plan, the Amended Director Plan for which approval is sought under this application meets all the requirements of Section 61(a)(3) of the 1940 Act. Specifically, the plan provides that such options:

1.	will expire by their terms within ten years from the date of grant;

2.	will have an exercise price not less than the Fair Market Value of the Company’s Common Stock, at the date of grant, or if the stock is not so quoted at such time,

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then equal to the current net asset value of the Common Stock as determined in good faith by members of the Director Plan Committee;

3.	will be issued pursuant to the Amended Director Plan, which was submitted to the stockholders for approval and approved by such stockholders at the annual meeting of stockholders held on June 5, 2009 and, as requested herein, to be approved by order of the Commission prior to the date of any issuance of stock options under the plan; and

4.	will not be transferable except for disposition by will or the laws of descent and distribution.

The final requirement under Section 61(a)(3) limits to 25% the amount of the Company’s outstanding voting securities that can be issued upon the exercise of all outstanding warrants, options and rights; provided, however, that this limitation is reduced to 20% if the amount of voting securities issuable to directors, officers and employees exceeds 15% of the Company’s outstanding voting securities. The number of shares issuable under the Amended Director Plan, the 2006 Employee Plan and the proposed Restricted Stock Plan are well within these thresholds.

Other than those granted or to be granted to its directors, officers and employees pursuant to the 2006 Director Plan and the 2006 Employee Plan, the Company currently has no warrants, options or rights to purchase its outstanding voting securities. The aggregate number of shares the Company will issue under the Amended Director Plan will not exceed the limitations in Section 61(a)(3) of the 1940 Act.

In addition, on the Approval Date, the maximum number of voting securities of the Company that would result from the exercise of all options issued or issuable to the Company’s directors, officers and employees under the Amended Director Plan, the 2006 Employee Plan,

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the 1996 Director Plan and the 1996 Employee Plan is 2,105,895 shares, or approximately 11.99% of the 17,565,771 shares of the Company’s Common Stock outstanding on May 5, 2009, which is below the percentage limitations in the 1940 Act. An increase of 100,000 shares under the Amended Director Plan represents a marginal 0.57% of the Company’s outstanding Common Stock. The number of shares to be issued under the Amended Director Plan will equal 20% of the total number of shares that could be issued under both the Amended Director Plan and the 2006 Employee Plan and, thus, is not disproportionate to the total number of shares that could be issued under both plans. The actual number of shares for which options are granted under the Amended Director Plan will depend on whether there are changes in the composition of the Board of Directors.

Given the small number of shares of Common Stock issuable upon the exercise of options which may be granted under the Amended Director Plan, even if such options were exercisable immediately, the exercise of stock options under the plan should not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of the Common Stock of the Company. Additionally, all options automatically granted under the Amended Director Plan are not and will not be exercisable at the date of grant. Such options vest in three annual installments on each of the first three anniversaries of the date of the grant and only if the Eligible Director continues to serve on the Company’s Board. The absence of a substantial dilutive effect along with compliance with each of the conditions of Section 61(a)(3) indicates that the terms of the Amended Director Plan are fair and reasonable and do not involve overreaching of the Company or its stockholders.

Finally, the Eligible Directors have no opportunity to exercise discretion to benefit themselves. The Director Plan Committee, which is comprised of directors who serve as

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executive officers of the Company and thus are not Eligible Directors, administer the Amended Director Plan. The Company submits, therefore, that its proposal to grant certain stock options to Eligible Directors under the terms of the Amended Director Plan meets all requirements of Section 61(a)(3) of the 1940 Act and are fair and reasonable and do not involve any overreaching of the Company or its stockholders.

The Company believes that the options to be granted to its Eligible Directors under the Amended Director Plan will provide significant at-risk incentives to the Company’s Eligible Directors to remain on the Company’s Board and to devote their best efforts to the success of the Company’s business and the enhancement of stockholder value in the future. The options will also provide a means for the Company’s Eligible Directors to increase their ownership interests in the Company, thereby ensuring close identification of their interests with those of the Company and its stockholders. The options granted pursuant to the Amended Director Plan will have no value unless the price of the Common Stock exceeds the exercise price of such options. Thus, Eligible Directors will benefit from them only to the extent that the Company’s business succeeds and the market value of its Common Stock increases and remains above the exercise price of the options. By providing incentives in the form of such stock options to its Eligible Directors, the Company will be better able to maintain continuity in the membership of its Board of Directors and to attract, when necessary, and to retain as Eligible Directors the highly experienced, successful and motivated business and professional people that are critical to the Company’s success as a business development company.

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Accordingly, the Company respectfully requests that the Commission issue an order under Section 61(a)(3) of the 1940 Act:

(i)	approving the Amended Director Plan approved by the Board of Directors on April 16, 2009 and approved by the Company’s stockholders at the annual meeting held on June 5, 2009, on the basis that the terms thereof are fair and reasonable and do not involve overreaching of the Company or its stockholders; and

(ii)	approving the grant of options to acquire an aggregate of 200,000 shares of the Company’s Common Stock to be granted under the Amended Director Plan to each newly elected, appointed or reelected Eligible Director in the future, on the terms described herein, on the basis that the terms are fair and reasonable and do not involve overreaching of the Company or its stockholders.

H. REQUEST FOR RELIEF

For the foregoing reasons, the Company requests that the Commission enter an order pursuant to Section 61(a)(3) of the 1940 Act approving the Amended Director Plan.

I. AUTHORIZATION

All actions necessary to authorize the execution and filing of this application under the Company’s charter have been taken and the person signing and filing this application is authorized to do so on behalf of the Company.

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J. COMMUNICATIONS

Pursuant to Rule 0-2(f), the Company hereby states that their address is as follows:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, New York 10022

All communications or questions concerning this application should be directed to:

Jeffrey Yin

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

With copies to:

Andrew M. Murstein

President

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, DC 20006

(202) 303-1275

It is desired that the Commission issue an order pursuant to Rule 0-5 without a hearing being held.

Date: June 28, 2010

Medallion Financial Corp.

/s/ ANDREW M. MURSTEIN
Andrew M. Murstein President

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K. EXHIBIT LIST

Exhibit A	Medallion Financial Corp.’s Current Organization

Exhibit B	First Amended and Restated 2006 Non-Employee Director Stock Option Plan

Exhibit C	Verification Required by Rule 0-2(d)

Exhibit D	Resolution of the Board of Directors

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EXHIBIT A

Medallion Financial Corp.

Legal Structure

A-1

EXHIBIT B

MEDALLION FINANCIAL CORP.

FIRST AMENDED AND RESTATED 2006 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

1. Definitions

In this Plan, except where the context otherwise indicates, the following definitions apply:

1.1. “Affiliate” means parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f) of the Code (but substituting “the Company” for “employer corporation”), including parents or subsidiaries of the Company which become such after adoption of the Plan.

1.2. “Agreement” means a written agreement granting an Option that is executed by the Company and the Optionee.

1.3. “Board” means the Board of Directors of the Company.

1.4. “Code” means the Internal Revenue Code of 1986, as amended.

1.5. “Committee” means a committee consisting of Directors of the Company who are not eligible to participate in the Plan.

1.6. “Common Stock” means the common stock, par value $.01 per share, of the Company.

1.7. “Company” means Medallion Financial Corp., a Delaware corporation.

1.8. “Date of Exercise” means the date on which the Company receives notice of the exercise of an Option in accordance with the terms of Section 7.

1.9. “Date of Grant” means the date on which an Option is granted under the Plan.

1.10. “Director” means a member of the Board of the Company.

1.11. “Eligible Director” means any Director who is not an Employee.

1.12. “Effective Date” means the date on which the Plan or any amendment is adopted by the Board, approved by the Company’s stockholders and approved by the SEC.

1.13. “Employee” means any employee of the Company or an Affiliate.

1.14. “Fair Market Value” means the closing price of the Common Stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the NASDAQ Global Select Market on the date of grant, or if no such market value exists, the fair market value of a Share as determined by the Committee pursuant to a reasonable method adopted in good faith for such purpose.

1.15. “Incentive Stock Option” means an Option granted under the Plan that qualifies as an incentive stock option under Section 422 of the Code and that the Company designates as such in the Agreement granting the Option.

1.16. “1940 Act” means the Investment Company Act of 1940, as amended.

1.17. “Nonstatutory Stock Option” means an Option granted under the Plan that is not an Incentive Stock Option.

1.18. “Option” means an option to purchase Shares granted under the Plan.

1.19. “Option Period” means the period during which an Option may be exercised.

1.20. “Option Price” means the price per Share at which an Option may be exercised; provided, however, that the Option Price shall not be less than the Fair Market Value as of the Date of Grant. The Option Price of any Option shall be subject to adjustment to the extent provided in Section 9 hereof, subject to Section 6.4 hereof.

1.21. “Optionee” means an Eligible Director to whom an Option has been granted.

1.22. “Plan” means Medallion Financial Corp. First Amended and Restated 2006 Non-Employee Director Stock Option Plan.

1.23. “SEC” means the Securities and Exchange Commission and where applicable, the staff of the Securities and Exchange Commission.

1.24. “Share” means a share of Common Stock.

2. Purpose

The Plan is intended to assist the Company in attracting and retaining qualified persons to serve on the Board of the Company and to encourage ownership of stock of the Company by such Directors so as to provide additional incentives to promote the success of the Company, in each case to the extent permitted by exemptive or other relief that may be granted by the SEC.

3. Administration

This Plan shall be administered by the Committee, which shall have full and final authority, in each case subject to and consistent with the express provisions of the Plan, to (i) prescribe Option agreements and rules and regulations for the administration of the Plan, to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the SEC, (ii) construe and interpret the Plan and award agreements granted hereunder and correct defects, supply omissions, or reconcile inconsistencies therein, (iii) decrease the number of shares subject to the automatic formula Option grant pursuant to Section 6 herein or cancel such automatic formula Option grant for any one or more years as appropriate to prevent such grant from adversely affecting the interests of the Company’s stockholders, or in the event the automatic formula Option grant would exceed the remaining maximum number of Shares that may be issued under the Plan, (iv) determine the terms and conditions of the Options, to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the SEC, and (v) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action or decision of the Committee relating to the administration or interpretation of the Plan shall be final, conclusive and binding on all persons, including, without limitation, the Company, Eligible Directors, Option recipients and each of their beneficiaries. The Committee may appoint agents to assist it in administering the Plan.

4. Eligibility

Options may be granted only to Eligible Directors and they shall only be eligible to receive Nonstatutory Stock Options.

5. Stock Subject to the Plan

5.1. Subject to adjustment as provided in Section 9, the maximum number of Shares that may be issued under the Plan is 200,000 Shares.

5.2. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Option. To the extent that an option expires or is canceled or forfeited, or otherwise terminated without a delivery to the award recipient of the full number of Shares to which the Option related, the undelivered Shares will again be available for grant. Shares withheld or surrendered in payment of the taxes relating to an award in accordance with Section 13 shall be deemed to constitute Shares not delivered to the award recipient and shall be deemed to again be available for awards under the Plan; provided, however, such reissuance has been approved by the stockholders of the Company. Shares delivered under the Plan may consist of authorized and unissued Shares or previously issued Shares reacquired by the Company on the open market or by private purchase.

6. Options

6.1. At each annual meeting of the stockholders of the Company after the Effective Date of the Plan, each Eligible Director elected or re-elected at such meeting to a three-year term shall automatically be granted upon such election an Option to purchase 9,000 shares of Common Stock with an Option Price equal to the Fair Market Value on the Date of Grant. In addition, upon the election of an Eligible Director other than at an annual meeting of stockholders (whether by the Board or the stockholders and whether to fill a vacancy or otherwise), each such Eligible Director shall automatically be granted an Option to purchase that number of shares that is determined by multiplying 9,000 by a fraction, the numerator of which shall equal the number of whole months remaining in the newly elected Director’s term and the denominator of which shall be 36. Each such Option shall have an Option Price equal to the Fair Market Value on the Date of Grant. For example, if an Eligible Director is elected to an 18 month term of office and an Eligible Director elected to a full three year term of office would have received an Option to purchase 9,000 shares of Common Stock, then the Eligible Director elected to the 18 month term would receive an Option to purchase 4,500 shares of Common Stock. Each Option granted under the Plan shall be clearly identified as a Nonstatutory Stock Option and shall be evidenced by an Agreement that specifies the terms and conditions of the grant. Options granted to Eligible Directors shall be subject to the terms and conditions set forth in this Section 6 and such other terms and conditions not inconsistent with this Plan as the Committee may specify.

6.2. The term of each Option granted under this Plan shall be ten years from the Date of Grant.

6.3. Options granted under this Plan shall vest and become exercisable as to one-third of the number of shares covered by such Option on each of the first three anniversaries of the Date of Grant. Directors holding exercisable Options under this Plan who cease to be Eligible Directors for any reason, other than permanent disability or death or removal for cause, may exercise the rights they had under such Options at the time they ceased being an Eligible Director for three months following the date on which such Director ceased to be an Eligible Director; provided, however, no additional Options held by such Directors shall become exercisable thereafter. In the event of removal of the Eligible Director for cause, all outstanding options held by such Eligible Director, whether exercisable or not, shall terminate as of the date of the Eligible Director’s removal. Upon the death or permanent disability of an Eligible Director, those entitled to do so under the Eligible Director’s will or the law of descent and distribution or a legal representative (in the event of permanent disability) shall have the right, at any time within twelve months after the date of death or permanent disability, to exercise in whole or in part any rights which were available to the Eligible Director at the time of his or her death or becoming permanently disabled. Options granted under the Plan shall terminate, and no rights thereunder may be exercised, after the expiration of ten years from their Date of Grant.

6.4. Notwithstanding anything to the contrary in this Plan, without the approval of the stockholders of the Company, no Option shall be issued in exchange for or as a reissuance of any outstanding Option or, except for the payment of cash dividends as provided in Section 9.2, the Option Price for any outstanding Option shall not be changed, if the effect of such exchange or change would be to reduce the Option Price for any outstanding Option, except as necessary to reflect the effect of a stock split, stock dividend or similar event in which case such exchange or change shall be subject to Section 9.1 hereof.

7. Exercise of Options

7.1. An Option may, subject to the terms of the applicable Agreement under which it is granted, be exercised in whole or in part by the delivery to the Company of written notice of the exercise, in such form as the Committee may prescribe, accompanied by full payment of the Option Price for the Shares with respect to which the Option is exercised as provided in Section 7.2 hereof.

7.2. Payment of the aggregate Option Price for the Shares with respect to which an Option is being exercised shall be made in cash; provided, however, that the Committee, in its sole discretion, may provide in an Agreement that part or all of such payment may be made by the Optionee by delivery on a form prescribed by the Committee of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the Committee to sell Shares and promptly deliver cash to the Company.

8. Restrictions on Transfer

Options shall not be transferable other than by will or the laws of descent and distribution. An Option may be exercised during the Optionee’s lifetime only by the Optionee or, in the event of his or her permanent disability, by his or her legal representative. The Shares acquired pursuant to the Plan shall be subject to such restrictions and agreements regarding sale, assignment, encumbrances, or other transfers or dispositions thereof (i) as are in effect among the stockholders of the Company at the time such Shares are acquired, (ii) as the Committee shall deem appropriate and (iii) as are required by applicable law.

9. Capital Adjustments, Merger and Change in Control

9.1. In the event of any change in the outstanding Common Stock by reason of any stock dividend, split-up (or reverse stock split), recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, the Committee may, in its discretion and to the minimum extent necessary to compensate for the effect thereof, provide for a substitution for or adjustment in (i) the number and class of Shares subject to outstanding Options, (ii) the Option Price of outstanding Options, and (iii) the aggregate number and class of Shares that may be issued under the Plan; provided, however, that the Option Price will not be adjusted in the event of a recapitalization, reclassification, reorganization, reincorporation, combination or exchange of shares, merger, consolidation, liquidation or similar change in corporate structure, unless the Company receives exemptive or other relief that may be granted by the SEC permitting such adjustment.

9.2. In order to preserve an Eligible Director’s rights under an Option in the event of a consolidation or merger of the Company with another corporation, or the sale or exchange of all or substantially all of the assets of the Company or a reorganization or liquidation of the Company or any similar change in control of the Company, the Committee in its discretion subject to applicable law may at any time take one or more of the following actions: (i) provide for acceleration of any time period relating to the exercise or payment of the Option, (ii) provide for payment to the Eligible Director of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment of the Option had the Option been exercised or paid upon the change in control, (iii) adjust the terms of the Option in a manner determined by the Committee to reflect the change in control, (iv) cause the Option to be assumed, or new rights substituted thereof, by another entity, or (v) make such other provision as the Committee may consider equitable to the Eligible Director and in the best interests of the Company.

10. Termination and Amendment

The Board at any time, and from time to time, may amend the Plan; provided, however, that the Board shall not, without stockholder approval, make any amendment to the Plan that requires stockholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Stock is principally listed. The Board, at any time, and from time to time, may amend the terms of any one or more Options to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the SEC; provided, however, that the rights under any Option shall not be impaired by any such amendment unless the holder consents in writing (it being understood that no action taken by the Board that is expressly permitted under the Plan, including, without limitation, any actions described in Section 9 hereof, shall constitute an amendment of an award for such purpose).

This Plan shall terminate when all Shares authorized for delivery pursuant to Section 5 hereunder (including any Shares that have become available for delivery on account of the expiration of any Option, or the withholding or surrender of Shares in connection with any Option in accordance with Section 13, or as otherwise provided in Section 5) have been delivered and all outstanding Options have either been exercised or expired, or by action of the Board pursuant to this paragraph, whichever shall first occur.

11. Modification, Extension and Renewal of Options; Substituted Options

11.1. Subject to the terms and conditions of the Plan and to the extent permitted by, and consistent with, exemptive or other relief that may be granted by the SEC, the Committee may (i) modify, extend or renew the terms of any outstanding Options, (ii) waive compliance by an Optionee with any obligation to be performed by him or her under an Option, (iii) waive any condition or provision of an Option, or (iv) cancel or accept the surrender of outstanding Options granted under the Plan or options granted under any other plan of the Company or an Affiliate (to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised). Subject to Section 6.4, any such substituted Options may specify a longer term than the surrendered options or have any other provisions that are authorized by the Plan. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Optionee, impair any of the Optionee’s rights or obligations under such Option.

11.2. Anything contained herein to the contrary notwithstanding, Options may, at the discretion of the Committee, be granted under the Plan in substitution for options to purchase shares of capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its Affiliates. The terms and conditions of the substitute Options so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee may deem appropriate in order to conform, in whole or part, to the provisions of the options in substitution for which they are granted.

12. Effectiveness of the Plan

The Plan and any amendment thereto shall be effective on the Effective Date.

13. Withholding

The Company’s obligation to issue or deliver Shares or pay any amount pursuant to the terms of any Option shall be subject to the satisfaction of applicable federal, state and local tax withholding requirements. To the extent provided in the applicable Agreement, subject to SEC exemptive or interpretive relief from Section 23(c) of the 1940 Act and in accordance with rules prescribed by the Committee, an Optionee may satisfy any such withholding tax obligation by any of the following means or by a combination of such means: (i) tendering a cash payment, (ii) authorizing the Company to withhold Shares otherwise issuable to the Optionee, or (iii) delivering to the Company already owned and unencumbered Shares. Shares withheld or delivered to satisfy tax withholding requirements in accordance with this Section 13 shall be valued at their fair market value as of the Date of Exercise; provided, however, that the aggregate fair market value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount with respect to such award.

14. Term of the Plan

Unless sooner terminated by the Board pursuant to Section 10, the Plan shall terminate on February 15, 2016, and no Options may be granted after such date. The termination of the Plan shall not affect the validity of any Option outstanding on the date of termination.

15. Indemnification of Committee

In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company.

16. General Provisions

16.1. The establishment of the Plan shall not confer upon any Eligible Director any legal or equitable right against the Company, any Affiliate or the Committee, except as expressly provided in the Plan.

16.2. Neither the Plan, nor the granting of an Option or any other action taken pursuant to the Plan, shall constitute an agreement or understanding, express or implied, that the Company will retain an Optionee as a Director for any period of time or at any particular rate of compensation. No Director shall have any rights as a stockholder with respect to the Shares covered by his or her Option until the date he or she exercises such Option and pays the Option price to the Company, and no adjustment will be made for dividends or other rights for which the record date is prior to the date such Option is exercised and paid for.

16.3. Neither the adoption of this Plan nor its submission to the stockholders, shall be taken to impose any limitations on the powers of the Company or its Affiliates to issue, grant, or assume options, warrants, rights, or restricted stock, otherwise than under this Plan, or to adopt other stock option or restricted stock plans or to impose any requirement of stockholder approval upon the same.

16.4. The interests of any Eligible Director under the Plan are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered except as provided in an Agreement.

16.5. This Plan and all actions taken by those acting under this Plan shall be governed by the substantive laws of Delaware without regard to any rules regarding conflict-of-law or choice-of-law.

16.6. The Committee may require each person acquiring Shares pursuant to Options hereunder to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Shares issued pursuant to the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange or interdealer quotation system upon which the Common Stock is then listed or quoted, and any applicable federal or state securities laws. The Committee may place a legend or legends on any such certificates to make appropriate reference to such restrictions. The certificates for Shares acquired pursuant to an Option may also include any legend which the Committee deems appropriate to reflect restrictions contained in this Plan or in the applicable Agreement or to comply with the Delaware General Corporation Law.

16.7. The obligation of the Company to deliver Shares upon exercise of any Option shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Option to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any Shares pursuant to an Option unless such Shares have been properly registered for sale with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or unless the Company has received the advice of counsel, satisfactory to the Company, that such Shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the Shares to be offered or sold under the Plan.

EXHIBIT C

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated June 28, 2010 for and on behalf of Medallion Financial Corp.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ ANDREW M. MURSTEIN
Andrew M. Murstein
President

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EXHIBIT D

Resolutions of the Board of Directors of Medallion Financial Corp.

Approving the Amended and Restated 2006 Non-Employee Director Stock Option Plan

on April 16, 2009

Adoption of the Amended and Restated 2006 Non-Employee Director Stock Option Plan.

RESOLVED, that the amendment to the 2006 Non-Employee Director Stock Option Plan (the “2006 Director Plan”), substantially in the form attached hereto, be, and hereby is, approved and adopted, subject to the approval of the stockholders of the Company at the annual meeting and receipt of SEC exemptive relief; and

RESOLVED FURTHER, that in connection with the adoption of the 2006 Director Plan, that the Company hereby reserves 100,000 shares of common stock, par value $.01 per share, of the Company for issuance as may be required from time to time in connection with the future exercise of the options issuable pursuant to the 2006 Director Plan; and

RESOLVED FURTHER, that the officers of the Company be, and each acting alone is, hereby authorized, empowered and directed, for and on behalf and in the name of the Company, to take such further action as may be required, such as filing an exemptive application with the Securities and Exchange Commission, in order to effectuate the amendment to the 2006 Director Plan.

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